FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                        For the month of  JANUARY , 2002
                                         ----------

                             Hilton Petroleum Ltd.
                (Translation of registrant's name into English)

                                    000-30390
                                  -----------
                                  (File Number)

     1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7
    -----------------------------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
                  Form 20-F    X          Form 40-F
                            -------                   ------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                   Yes                    No     X
                       -------                ------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-______________

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          Hilton Petroleum Ltd.
                                          -------------------------------------
                                          (Registrant)

Date    January 29, 2002                  By  /s/ "Nick DeMare"
    ------------------------              -------------------------------------
                                          Nick DeMare
                                          Director
                                          (Signature)*

     *Print the name and title of the signing officer under his signature.

                                 BC Form 51-901F

                                QUARTERLY REPORT

Incorporated as part of:             X     Schedule A
                                  -------
                                     X     Schedules B & C
                                  -------
                                  (place x in appropriate category)
ISSUER DETAILS:

NAME OF ISSUER                    HILTON PETROLEUM LTD.
                                  ----------------------------------------------
ISSUER ADDRESS                    #1305 - 1090 WEST GEORGIA STREET
                                  VANCOUVER, BC   V6E 3V7
                                  ----------------------------------------------
ISSUER TELEPHONE NUMBER           (604) 685-9316
                                  ----------------------------------------------
ISSUER FAX NUMBER                 (604) 683-1585
                                  ----------------------------------------------
CONTACT PERSON                    MR. NICK DEMARE
                                  ----------------------------------------------
CONTACT'S POSITION                DIRECTOR
                                  ----------------------------------------------
CONTACT'S TELEPHONE NUMBER        (604) 685-9316
                                  ----------------------------------------------
CONTACT'S E-MAIL ADDRESS          ndemare@chasemgt.com
                                  ----------------------------------------------
WEBSITE                           hiltonpetroleum.com
                                  ----------------------------------------------
FOR QUARTER ENDED                 NOVEMBER 30, 2001
                                  ----------------------------------------------
DATE OF REPORT                    JANUARY 29, 2002
                                  ----------------------------------------------

                                   CERTIFICATE
                                     -------
THE THREE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.
                                     -------

DONALD W. BUSBY              /s/ Donald W. Busby              02/01/29
-----------------------      ---------------------     -------------------------
NAME OF DIRECTOR             SIGN (TYPED)                 DATE SIGNED (YY/MM/DD)

NICK DEMARE                  /s/ Nick DeMare                  02/01/29
-----------------------      ---------------------     -------------------------
NAME OF DIRECTOR             SIGN (TYPED)                 DATE SIGNED (YY/MM/DD)

           (Signatures for this Form should be entered in TYPED form)

BC FORM 51-901F                                                       SCHEDULE A







--------------------------------------------------------------------------------




                              HILTON PETROLEUM LTD.


                    INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                            FOR THE SIX MONTHS ENDED
                                NOVEMBER 30, 2001

                      (Unaudited - Prepared by Management)

                      (Expressed in United States Dollars)


--------------------------------------------------------------------------------

BC FORM 51-901F                                                       SCHEDULE A

                              HILTON PETROLEUM LTD.
                       INTERIM CONSOLIDATED BALANCE SHEETS
                      (Unaudited - Prepared by Management)
                           (Expressed in U.S. Dollars)



                                                   November 30,       May 31,
                                                       2001            2001
                                                         $               $
                                                                      (Audited)
                                  A S S E T S

CURRENT ASSETS

Cash                                                  1,805,999       1,960,493
Amounts receivable                                      480,347       2,520,303
Prepaid expenses and deposits                            41,883         212,444
Inventories                                             743,347         631,789
                                                   ------------    ------------
                                                      3,071,576       5,325,029

PETROLEUM NATURAL GAS INTERESTS (Note 4)             19,270,084      29,721,112

INVESTMENT AND ADVANCES (Note 3)                        733,268         807,401

OTHER ASSETS                                            265,331          16,734

DEFERRED CHARGES                                        148,058         184,886
                                                   ------------    ------------
                                                     23,488,317      36,055,162
                                                   ============    ============

                             L I A B I L I T I E S

CURRENT LIABILITIES

Accounts payable and accrued liabilities              4,216,150       3,538,045

LONG-TERM DEBT                                        3,566,058       3,482,498
                                                   ------------    ------------
                                                      7,782,208       7,020,543
                                                   ------------    ------------

                     S H A R E H O L D E R S ' E Q U I T Y

SHARE CAPITAL (Note 5)                               43,003,256      41,151,991

EQUITY COMPONENT OF LONG-TERM DEBT                      694,310         694,310

DEFICIT                                             (27,991,457)    (12,811,682)
                                                   ------------    ------------
                                                     15,706,109      29,034,619
                                                   ------------    ------------
                                                     23,488,317      36,055,162
                                                   ============    ============

APPROVED BY THE BOARD

/s/ Donald W. Busby , Director

/s/ Nick DeMare     , Director



              The accompanying notes are an integral part of these
                   interim consolidated financial statements.

BC FORM 51-901F                                                       SCHEDULE A

                              HILTON PETROLEUM LTD.
            INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
                      (Unaudited - Prepared by Management)
                           (Expressed in U.S. Dollars)



                                                     Three Months Ended                Six Months Ended
                                                        November 30,                     November 30,
                                              -----------------------------    -----------------------------
                                                   2001             2000             2001            2000
                                                     $                $               $                $


REVENUES

Petroleum and natural gas sales                     30,695        1,298,072          166,949       2,462,465
                                              ------------     ------------     ------------    ------------
OTHER EXPENSES

Production                                          36,056          542,302           68,321       1,079,371
General and administrative                         228,644          234,071          528,575         493,523
Depreciation, depletion and impairment           2,322,959          390,751       14,367,591         726,078
                                              ------------     ------------     ------------    ------------
                                                 2,587,659        1,167,124       14,964,487       2,298,972
                                              ------------     ------------     ------------    ------------
OPERATING INCOME (LOSS)                         (2,556,964)         130,948      (14,797,538)        163,493
                                              ------------     ------------     ------------    ------------
OTHER INCOME (EXPENSES)

Interest and other income                           14,247            5,645           38,992          23,761
Interest expense on long-term debt                (172,472)        (385,849)        (347,745)       (819,074)
Gain on sale of marketable securities                    -                -                -          25,345
Loss on sale of investment                               -                -          (73,484)              -
                                              ------------     ------------     ------------    ------------
                                                  (158,225)        (380,204)        (382,237)       (769,968)
                                              ------------     ------------     ------------    ------------
LOSS FOR THE PERIOD                             (2,715,189)        (249,256)     (15,179,775)       (606,475)

DEFICIT - BEGINNING OF PERIOD                  (25,276,268)     (11,650,043)     (12,811,682)    (11,292,824)
                                              ------------     ------------     ------------    ------------
DEFICIT - END OF PERIOD                        (27,991,457)     (11,899,299)     (27,991,457)    (11,899,299)
                                              ============     ============     ============    ============


LOSS PER SHARE - BASIC AND DILUTED                 $(0.07)          $(0.01)          $(0.42)         $(0.02)
                                              ============     ============     ============    ============




              The accompanying notes are an integral part of these
                   interim consolidated financial statements.

BC uORM 51-901F                                                       SCHEDULE A

                              HILTON PETROLEUM LTD.
                  INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
                      (Unaudited - Prepared by Management)
                           (Expressed in U.S. Dollars)



                                                                 Three Months Ended              Six Months Ended
                                                                    November 30,                   November 30,
                                                           ---------------------------    ---------------------------
                                                                2001            2000           2001            2000
                                                                 $               $               $              $

CASH PROVIDED FROM (USED FOR)

OPERATING ACTIVITIES

Loss for the period                                         (2,715,189)       (249,256)    (15,179,775)      (606,475)
Items not involving cash
       Depreciation, depletion and impairment                2,322,959         390,751      14,367,591        726,078
       Amortization of deferred charges                         17,767          18,689          36,828         46,724
       Gain on sale of marketable securities                         -               -               -        (25,345)
       Loss on sale of investment                                    -               -          73,484              -
Accretion of liability component of long-term debt              57,859               -         115,718              -
Unrealized foreign exchange gain                               (28,138)              -         (30,640)             -
                                                           -----------     -----------    ------------    -----------
                                                              (344,742)        160,184        (616,794)       140,982

Decrease (increase) in amounts receivable                     (232,722)        (62,934)      2,039,956       (316,489)
Decrease (increase) in prepaid expenses and deposits           124,425         512,121         170,561       (194,787)
Increase in inventory                                          (52,066)              -        (111,558)             -
Increase (decrease) in accounts
     payable and accrued liabilities                          (780,193)       (207,597)        678,105       (889,048)
                                                           -----------     -----------    ------------    -----------
                                                            (1,285,298)        401,774       2,160,270     (1,259,342)
                                                           -----------     -----------    ------------    -----------
FINANCING ACTIVITIES

Share subscriptions received                                         -          24,489               -         24,489
Issuance of long-term debt                                           -       1,593,863               -      1,916,000
Issuance of common shares, net of issue costs                        -         588,669       1,851,265      3,496,863
Retirement of long-term debt                                         -        (462,267)              -     (3,585,256)
Deferred charges                                                     -         (30,000)              -        (30,000)
                                                           -----------     -----------    ------------    -----------
                                                                     -       1,714,754       1,851,265      1,822,096
                                                           -----------     -----------    ------------    -----------
INVESTING ACTIVITIES

Proceeds from sale of investment                                     -               -          98,116              -
Advances to affiliated corporation                                   -               -         (98,985)             -
Proceeds from sale of marketable securities                          -               -               -      1,644,291
Purchase of long-term investment                                     -               -               -              -
Additions to other assets                                     (251,107)         (1,413)       (251,107)       (13,556)
Expenditures on petroleum interests                         (1,033,766)     (2,028,382)     (3,914,053)    (4,000,000)
Net proceeds from disposition of petroleum interests                 -          (2,000)              -         68,989
Purchases of marketable securities                                   -               -               -       (175,568)
                                                           -----------     -----------    ------------    -----------
                                                            (1,284,873)     (2,031,795)     (4,166,029)    (2,475,844)
                                                           -----------     -----------    ------------    -----------
INCREASE (DECREASE) IN ASH FOR THE PERIOD                   (2,570,171)         84,733        (154,494)    (1,913,090)

CASH - BEGINNING OF PERIOD                                   4,376,170         398,599       1,960,493      2,396,422
                                                           -----------     -----------    ------------    -----------
CASH - END OF PERIOD                                         1,805,999         483,332       1,805,999        483,332
                                                           ===========     ===========    ============    ===========


              The accompanying notes are an integral part of these
                   interim consolidated financial statements.

BC FORM 51-901F                                                       SCHEDULE A

                              HILTON PETROLEUM LTD.
             NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE SIX MONTHS ENDED NOVEMBER 30, 2001
                      (Unaudited - Prepared by Management)
                           (Expressed in U.S. Dollars)


1.   NATURE OF OPERATIONS

     Hilton Petroleum Ltd. (the "Company") is engaged in oil and gas exploration, development and production. The Company owns various interests in certain producing properties purchased during the year ended May 31, 1998 and, since May 1998, has participated in exploratory drill programs on certain unproved properties, located in California, United States.


2.   SIGNIFICANT ACCOUNTING POLICIES

     The consolidated interim financial statements of the Company have been prepared by management in accordance with generally accepted accounting principles in Canada. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates. The consolidated financial statements have, in management's opinion, been properly prepared using careful judgement with reasonable limits of materiality. These interim consolidated financial statements should be read in conjunction with the most recent annual consolidated financial statements. The significant accounting policies follow that of the most recently reported annual consolidated financial statements.


3.   INVESTMENT AND ADVANCES


                                                             November 30,    May 31,
                                                                2001          2001
                                                                  $            $


      Investment in Trimark Oil & Gas Ltd. ("Trimark")          635,801      807,401
      Advances to Trimark (CDN$153,200)                          97,467            -
                                                             ----------    ---------
                                                                733,268      807,401
                                                             ==========    =========


     As at November 30, 2001, the Company held 1,640,000 common shares of Trimark. Certain officers and directors of Trimark are also directors and officers of the Company. The quoted market value of the shares of Trimark on November 30, 2001 was $156,508.

     The Company has also advanced CDN$153,200 to Trimark. The advance bears interest at 10% per annum with no fixed terms of repayment. During the six months ended November 30, 2001, the Company recorded interest income of CDN$4,449. The accrued interest remained unpaid at November 30, 2001 and has been included in amounts receivable.

BC FORM 51-901F                                                       SCHEDULE A

                              HILTON PETROLEUM LTD.
             NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE SIX MONTHS ENDED NOVEMBER 30, 2001
                      (Unaudited - Prepared by Management)
                           (Expressed in U.S. Dollars)


4.   PETROLEUM INTERESTS

                                                                    November 30,       May 31,
                                                                        2001            2001
                                                                          $               $

     Evaluated Properties
        Acquisitions and leasehold costs                              4,328,909       2,540,077
        Exploration and development costs                            21,445,989      15,539,937
        Gathering facility                                              805,410         775,961
                                                                   ------------     -----------
                                                                     26,580,308      18,855,975
                                                                   ------------     -----------
     Unevaluated Properties
        Acquisitions and leasehold costs                              2,177,070       3,933,876
        Exploration costs                                             6,226,742       8,280,216
                                                                   ------------     -----------
                                                                      8,403,812      12,214,092
                                                                   ------------     -----------
                                                                     34,984,120      31,070,067
     Less:  accumulated depreciation, depletion and impairment      (15,714,036)     (1,348,955)
                                                                   ------------     -----------
                                                                     19,270,084      29,721,112
                                                                   ============     ===========


     As a result of the ceiling test performed effective November 30, 2001, the Company has recorded an impairment of $14,192,215 for the six months ended November 30, 2001. No write-down was required during the year ended May 31, 2001 from the ceiling test performed effective May 31, 2001. The ceiling test is a cost-recovery test and is not intended to result in an estimate of fair market value.


5.   SHARE CAPITAL

     Authorized:  unlimited common shares without par value

     Issued:

                                                      Six Months Ended                 Year Ended
                                                      November 30, 2001               May 31, 2001
                                                ---------------------------    ---------------------------
                                                   Shares          Amount         Shares         Amount
                                                                      $                             $

     Balance, beginning of period                34,902,159      41,151,991     27,503,961     32,687,210
                                                -----------     -----------    -----------    -----------
     Issued during the period
     For cash
          Private placements                      1,673,000       1,858,403      2,322,500      1,968,525
          Rights offering                                 -               -      2,000,000      3,035,413
          Exercise of warrants                            -               -      1,346,380      1,698,270
     For retirement of other liabilities                  -               -      1,558,730      1,966,740
     For interest on long-term debt                       -               -        170,588        153,206
     Less:  Share issue costs                             -          (7,138)             -       (357,373)
                                                -----------     -----------    -----------    -----------
                                                  1,673,000       1,851,265      7,398,198      8,464,781
                                                -----------     -----------    -----------    -----------
     Balance, end of period                      36,575,159      43,003,256     34,902,159     41,151,991
                                                ===========     ===========    ===========    ===========

BC FORM 51-901F                                                       SCHEDULE A

                              HILTON PETROLEUM LTD.
             NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE SIX MONTHS ENDED NOVEMBER 30, 2001
                      (Unaudited - Prepared by Management)
                           (Expressed in U.S. Dollars)


5.   SHARE CAPITAL (continued)

     During the six months ended November 30, 2001, the Company completed a private placement of 1,673,000 units, at a price of CDN$1.70 per unit, for proceeds of $1,851,265, net of $7,138 share issue costs. Each unit consisted of one common share and one share purchase warrant. Two share purchase warrants entitled the holder to purchase an additional common share at a price of CDN $1.88 per share on or before July 6, 2004. In addition, agents' warrants were issued for the purchase of 40,000 and 285,200 common shares on or before July 6, 2002 and July 11, 2002, respectively, at a price of CDN $1.88 per share.


6.   RELATED PARTY TRANSACTIONS

     (a) During the six months ended November 30, 2001, companies controlled by certain directors and officers of the Company charged $90,089 for management, professional and consulting fees.

     (b) The Company has provided a relocation loan to the Chairman of the Company. The loan bears interest at 5% per annum, compounded monthly, and matures on March 27, 2002. During the six months ended November 30, 2001, interest income of $2,913 and a principal repayment of $17,000 was received. As at November 30, 2001, the principal amount of $108,000 remained outstanding.

     (c)  See also Note 3.


7.   SEGMENTED INFORMATION

     As at November 30, 2001, the Company and its subsidiaries operated in one industry segment, the exploration for, and the development and production of crude oil and natural gas. The Company's current petroleum interests are located in the United States and its corporate assets are located in Canada. Identifiable assets, revenues and net loss in each of these geographic areas are as follows:


                                           November 30, 2001
                             -------------------------------------------
                              Identifiable
                                 Assets          Revenues       Net Loss
                                    $               $               $

      United States            20,598,813         192,171     (14,558,081)
      Canada                    2,889,504          13,770        (621,694)
                             ------------      ----------    ------------
                               23,488,317         205,941     (15,179,775)
                             ============      ==========    ============

BC FORM 51-901F                                                       SCHEDULE A

                              HILTON PETROLEUM LTD.
             NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE SIX MONTHS ENDED NOVEMBER 30, 2001
                      (Unaudited - Prepared by Management)
                           (Expressed in U.S. Dollars)


7.   SEGMENTED INFORMATION (continued)


                                                May 31, 2001
                               ------------------------------------------
                                Identifiable                   Net Income
                                   Assets        Revenues        (Loss)
                                      $              $              $

     United States               35,045,041      5,228,674        301,014
     Canada                       1,010,121              -     (1,819,872)
                               ------------   ------------    -----------
                                 36,055,162      5,228,674     (1,518,858)
                               ============   ============    ===========

BC FORM 51-901F                                                       SCHEDULE B

                              HILTON PETROLEUM LTD.
                                QUARTERLY REPORT
                   FOR THE SIX MONTHS ENDED NOVEMBER 30, 2001
                           (Expressed in U.S. Dollars)


1.   GENERAL AND ADMINISTRATIVE

                                                      2001            2000
                                                        $               $

     Advertising and promotion                         4,819           2,585
     Bank charges and interest                         1,915          52,598
     Contract services                                62,182          47,230
     Investor relations                               42,523          46,782
     Office and miscellaneous                         29,499          56,528
     Office rent                                       6,686          40,396
     Professional fees                               200,849         195,680
     Regulatory fees                                   4,871           7,219
     Salaries and benefits                           137,085         222,283
     Telephone                                        17,447          12,269
     Transfer agent                                    2,237           5,493
     Travel                                           55,496          39,027
     Foreign exchange                                (37,034)        (45,846)
     Copas recoveries                                      -        (188,721)
                                                  ----------     -----------
                                                     528,575         493,523
                                                  ==========     ===========


2.   RELATED PARTY TRANSACTIONS

     (a) During the six months ended November 30, 2001, companies controlled by certain directors and officers of the Company charged $90,089 for management, professional and consulting fees.

     (b) As at November 30, 2001, the Company held 1,640,000 common shares of Trimark Oil & Gas Ltd. ("Trimark"). Certain officers and directors of Trimark are also directors and officers of the Company. The quoted market value of the shares of Trimark on November 30, 2001 was $156,508.

          The Company has also advanced CDN$153,200 to Trimark. The advance bears interest at 10% per annum with no fixed terms of repayment. During the six months ended November 30, 2001, the Company recorded interest income of CDN$4,449. The accrued interest remained unpaid at November 30, 2001 and has been included in amounts receivable.

     (c) The Company has provided a relocation loan to the Chairman of the Company. The loan bears interest at 5% per annum, compounded monthly, and matures on March 27, 2002. During the six months ended November 30, 2001, interest income of $2,913 and a principal repayment of $17,000 was received. As at November 30, 2001, the principal amount of $108,000 remained outstanding.

BC FORM 51-901F                                                       SCHEDULE B

                              HILTON PETROLEUM LTD.
                                QUARTERLY REPORT
                   FOR THE SIX MONTHS ENDED NOVEMBER 30, 2001
                           (Expressed in U.S. Dollars)


3.(a) SECURITIES ISSUED DURING THE SIX MONTHS ENDED NOVEMBER 30, 2001


Date        Type of                                                       Total        Type of
of Issue    Security     Type of Issue           Number      Price       Proceeds    Consideration    Commission
                                                              CDN$           $                            $


Jul.6/01    Common       Private Placement      1,673,000     1.70       1,858,403       Cash           7,138



3.(b) NO OPTIONS WERE GRANTED DURING THE SIX MONTHS ENDED NOVEMBER 30, 2001


4.(a) AUTHORIZED AND ISSUED SHARE CAPITAL AS AT NOVEMBER 30, 2001

                                                               Issued
                                                    ----------------------------
                                 Authorized
Class         Par Value            Number             Number            Amount
------        ---------          ----------         -----------      -----------

Common           WPV              Unlimited         36,575,159       $43,003,256


4.(b) OPTIONS AND WARRANTS OUTSTANDING AS AT NOVEMBER 30, 2001


                                         Exercise           Expiry
      Security           Number           Price              Date
                                          Cdn.$

      Options           813,737            2.10             Dec. 31, 2001
      Options           400,000            1.92             May 25, 2002
      Options            75,000            2.00             May 26, 2002
      Options             6,250            2.70             Apr. 19, 2003
      Options            70,000            1.80             Oct. 16,2003
      Options            37,000            1.34             Dec. 21, 2003
      Options           115,000            1.60             Jan. 10, 2004
      Options           640,000            2.68             Mar. 2, 2004
                     ----------
                      2,156,987
                     ==========

      Warrants          266,308            3.46             Mar. 31, 2002
      Warrants        2,199,000            1.85             Mar. 27, 2003
      Warrants          999,894            2.75             Jul. 27, 2002
      Warrants          100,000            2.75             Aug. 3, 2002
      Warrants        2,260,000            1.35             Dec. 18, 2003
      Warrants           31,250            1.60             Dec. 11, 2002
      Warrants           35,000            1.48             Dec. 7, 2003
      Warrants          268,750            1.35             Jan. 24, 2004
      Warrants          836,500            1.88             Jul. 6, 2004
      Warrants           40,000            1.88             Jul. 6, 2002
      Warrants          285,200            1.88             Jul. 11,2002
                     ----------
                      7,321,902
                     ==========

BC FORM 51-901F                                                       SCHEDULE B

                              HILTON PETROLEUM LTD.
                                QUARTERLY REPORT
                   FOR THE SIX MONTHS ENDED NOVEMBER 30, 2001
                           (Expressed in U.S. Dollars)


4.(c) SHARES IN ESCROW OR SUBJECT TO POOLING AS AT NOVEMBER 30, 2001

     There are no shares held in escrow or subject to pooling as at November 30, 2001.


5.   LIST OF DIRECTORS AND OFFICERS AS AT NOVEMBER 30, 2001

     Directors:
         Donald W. Busby
         Nick DeMare
         William Lee
         Neil Darling

     Officers:
         Donald W. Busby (Chairman and Chief Executive Officer)
         Harvey Lim (Corporate Secretary)

BC FORM 51-901F                                                       SCHEDULE C

                              HILTON PETROLEUM LTD.
                                QUARTERLY REPORT
                     FOR THE QUARTER ENDED NOVEMBER 30, 2001
                           (Expressed in U.S. Dollars)


MANAGEMENT DISCUSSION & ANALYSIS

DESCRIPTION OF BUSINESS

Hilton Petroleum Ltd. (the "Company") is engaged in oil and gas exploration, development and production. Over the past three fiscal years, substantially all of the Company's exploration expenditures have been on properties located in the San Joaquin Basin of California.

OPERATIONS

During the period ended November 30, 2001, the Company recorded a loss of $15,179,775 ($0.42 per share) compared to a loss of $606,475 ($0.02 per share) for the comparable 2000 period. Petroleum and natural gas revenues decreased by 93%, from $2,462,465 during 2000 to $166,949 in 2001. A number of significant transactions occurred during 2001 which affect the comparability of the Company's performance to prior periods. During fiscal 2001, management of the Company determined to focus its direction towards the exploration, development and production of its East Lost Hills, San Joaquin and Regional California interests. A review of the Company's petroleum interests was initiated and discussions held with potential buyers. On March 8, 2001, the Company completed the sale of substantially all of its non-California petroleum and natural gas interests to Exco Resources Inc. ("Exco"). Throughout fiscal 2000, and until the sale in March 2001, these properties represented substantially all of the Company's producing properties. Production commenced from the ELH#1 on February 6, 2001, and currently represents the only significant producing petroleum and natural gas interest to the Company. Production during the six months ended November 30, 2001, from the ELH #1 well has been significantly curtailed as a result of water disposal problems. Revenue from oil and liquids production decreased 96% to $42,801 in 2001 from $1,042,264 in 2000. Production of oil and liquids in 2001 decreased 97% to 5,890 MCFE in 2001 from 228,892 MCFE in 2000. The average price received for oil and liquids in 2001 was $7.27/MCFE compared to $4.55/MCFE in 2000, an increase of 60%. Revenue from natural gas production decreased 95% to $124,148 in 2001 from $2,522,098 in 2000. Natural gas production decreased 93% to 35,066 MCF in 2001 from 528,699 MCF in 2000. The average price received in 2001 was $3.54/MCF, a decrease of 26% from $4.77/MCF in 2000.

On an MCFE basis, production costs increased 18%, from $1.42/MCFE in 2000 to $1.67/MCFE in 2001. The depreciation and depletion rate increased 295%, from $0.96/MCFE in 2000 to $2.83/MCFE in 2001, due to unsuccessful exploration results in Regional California. In addition, the Company recorded an impairment of $14,192,215 in 2001 as a result of the ceiling test performed effective November 30, 2001. The ceiling test is a cost recovery test and is not intended to result in an estimate of fair market value.

General and administrative costs increased by $35,052, approximately 8% from $493,523 in 2000 to $528,575 in 2001. The increase in general and administrative costs in 2001 occurred primarily due to additional costs incurred in maintaining an office in Bakersfield.

Interest expense on long-term debt decreased by $471,329, approximately 57% from $819,074 in 2000 to $347,745 in 2001, reflecting the decrease in long-term debt on the retirement of the balance of the Bank One credit facility.

BC FORM 51-901F                                                       SCHEDULE C

                              HILTON PETROLEUM LTD.
                                QUARTERLY REPORT
                     FOR THE QUARTER ENDED NOVEMBER 30, 2001
                           (Expressed in U.S. Dollars)


MANAGEMENT DISCUSSION & ANALYSIS (continued)

During the six months ended November 30, 2001, the Company expended $3,914,053 in expenditures on its petroleum interests, which was primarily comprised of: i) $3,141,173 million towards the development of the East Lost Hills Project, mainly in the funding of the completion of the ELH #1 well and the drilling of the ELH #2, #3, #4 and #9 wells; ii) $29,450 for its share of the gas facility at East Lost Hills; iii) $743,430 for the exploration of the Regional California Prospects.

LIQUIDITY AND CAPITAL RESOURCES

Prior to the commencement of production in February 2001 from the ELH #1 well, production from the properties sold to Exco represented substantially all of the Company's petroleum and natural gas sales. As at November 30, 2001, the ELH #1 well represented the primary producing property. However, production from the ELH #1 well will remain curtailed until the water disposal well is completed. As additional wells are drilled at the East Lost Hills Joint Venture and, if successful, brought on production, the Company anticipates that revenues will increase substantially from operations at the East Lost Hills Joint Venture. It is not anticipated that operations will be self sustaining in the next 12 months. Future development of the Company's business will require additional, and possibly substantial, capital expenditures. Depending upon the continuing results at East Lost Hills and the deep Temblor exploration program, the Company will need to raise additional funds to cover capital expenditures. These funds may come from cash flow, equity or debt financing, or from sales of interests in its properties although there is no assurance continued funding will be available.

In July 2001, the Company completed a private placement whereby it issued 1,673,000 units, at CDN$1.70 per unit, for proceeds of approximately $1.8 million. These proceeds will be utilized to continue funding of the Company's commitments at East Lost Hills and San Joaquin.

PROPERTIES UPDATE

1.   East Lost Hills

a)   ELH #1

     The ELH #1 well continues to produce at constrained levels still requiring a water disposal well to increase production. The Company is confident the well will produce at substantially higher rates once water disposal is dealt with. Work is on-going with respect to this water disposal well, however it is estimated that completion is still three to four months away.

b)   ELH #2

     The ELH# 2 was drilled to a total depth of 18,011 feet and tested up to 5 mmcf gas per day. The well has been suspended as a potential producer pending the installation of water disposal facilities.

BC FORM 51-901F                                                       SCHEDULE C

                              HILTON PETROLEUM LTD.
                                QUARTERLY REPORT
                     FOR THE QUARTER ENDED NOVEMBER 30, 2001
                           (Expressed in U.S. Dollars)


MANAGEMENT DISCUSSION & ANALYSIS (continued)

c)   ELH #3

     The ELH #3 was drilled to a total depth of 21,750 feet in a separate structural block than the other East Lost Hills wells. The well encountered gas shows while drilling and was suspended after initial testing did not result in any production from the zone tested. The well may be re-entered at a later date for further testing of other zones or sidetracking.

d)   ELH #4

     The ELH #4 well has reached its targeted depth of 20,535 feet and the wireline logs have been completed. The results from the wireline logs must be reviewed and a decision made by all the participants before the well can go to the completion stage of setting casing and flow testing.

e)   ELH #9

     The ELH #9 well is at 18,900 feet with a target total depth of 20,500 feet. It is anticipated that this well will be completed during the month of March at which time it will take an additional 45 to 60 days for testing.

2.   San Joaquin

     The Pyramid Hills #1 well is at 14,365 feet and casing will be required within the next 300 - 700 feet. The total planned depth is 18,500 feet with the Point of Rocks formation as the primary reservoir target. It is anticipated that the well should be drilled to total depth in April.

NEW DEVELOPMENTS

Near month-end the Company established a new subsidiary, Hilton Technologies Ltd., and finalized a series of agreements with Eyekon Technologies Inc. ("Eyekon"), a private Canadian company.

Eyekon has developed a proprietary simulation and artificial intelligence technology that uses real-time data within non-linear simulated environments to determine optimum responses. Although the technology has applications within many vertical markets, Eyekon, through one of its subsidiary companies, has been successfully utilizing it to great advantage in the Oil and Gas industries with clients such as Suncor, Syncrude and Shell.

Hilton has identified several applications for the technology inside the Oil and Gas industry, specifically reservoir engineering and modeling, production optimization, directional drilling, and many offshore applications. In addition, there are many applications outside of the oil industry that will be investigated.

Within the series of agreements for product development, the first product to be developed entails the use of Eyekon's unique technology for use within a biological, chemical or nuclear attack simulation and response software package. Using real-time weather conditions, the system allows the user to simulate attacks within neighborhoods and/or national regions while visualizing fallout patterns and variable danger zones. Based on the

BC FORM 51-901F                                                       SCHEDULE C

                              HILTON PETROLEUM LTD.
                                QUARTERLY REPORT
                     FOR THE QUARTER ENDED NOVEMBER 30, 2001
                           (Expressed in U.S. Dollars)


MANAGEMENT DISCUSSION & ANALYSIS (continued)

simulation results, the system will also educate the user on evacuation routes and precautionary measures if exposure is, or may become a concern. The program will also have the added benefit of an early warning alert system which will give users immediate awareness should one of these events occur. Eyekon will receive a 10% royalty based on the net revenue that Hilton receives on sale of the products.

PepperCom Inc. ("PepperCom") has been retained to assist in the consumer launch of the product. PepperCom, a New York and San Francisco-based public relations firm, is ranked as the #2 mid-sized agency in the country.

As at November 30, 2001, the product had not been developed and the level of expenditures on product development and marketing was not substantial. Subsequent to quarter end, detailed work commenced resulting in the development of the initial product in early January 2002. Work is ongoing on the market research. Third party contract incurred costs, substantially all of which were incurred subsequent to quarter end, total approximately $368,000 as of January 25, 2002.

INVESTOR RELATIONS ACTIVITIES

During the six months ended November 30, 2001, $38,600 was paid to Eland Jennings Investor Services Inc. and $4,000 was paid to MDC Group Inc. for investor and public relations consulting services rendered.

The Company also maintains a web site at "www.hiltonpetroleum.com".